UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from        to

Commission File Number: 000-18592

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, UT 84095

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Merit Medical Systems, Inc. 401(k) Profit Sharing Plan
South Jordan, Utah

We have audited the accompanying statements of net assets available for benefits of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Salt Lake City, Utah
June 28, 2016

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014

	As of December 31,
	2015	2014
ASSETS:
Cash	$—	$18,786

Investments - at fair value	77,319,063	76,156,357

Receivables:
Notes receivable from participants	2,983,986	2,762,280
Employer contributions	57,237	43,579
Participant contributions	25,935	21,242
Other	70,466	—

Total receivables	3,137,624	2,827,101

Total assets	80,456,687	79,002,244

LIABILITIES:
Accounts payable	18,267	32,973

Total liabilities	18,267	32,973

NET ASSETS AVAILABLE FOR BENEFITS	80,438,420	78,969,271

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2015

CONTRIBUTIONS:
Employer contributions	$2,007,081
Participant contributions	5,844,804
Rollover contributions	577,652

Total contributions	8,429,537

INVESTMENT INCOME:
Net appreciation in fair value of investments	883,609
Interest and dividends	15,041

Net investment income	898,650

Interest income on notes receivable from participants	117,574

DEDUCTIONS:
Benefits paid to participants	(7,878,418)
Administrative expenses	(98,194)

Total deductions	(7,976,612)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,469,149

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	78,969,271

End of year	$80,438,420

See notes to financial statements.

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2015 AND 2014, AND FOR THE YEAR ENDED DECEMBER 31, 2015

1. DESCRIPTION OF THE PLAN

The following description of the Merit Medical Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Reference should be made to the Plan document for more complete information.

General — The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service for Merit Medical Systems, Inc. (the “Company”). The Plan is administered by a trustee who has been appointed by the board of directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions — Each year, participants may contribute up to 100% of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code ("IRC") limitations. The Company contributes, on a discretionary basis, 75% of the first 2%, and 25% of the next 3% of total compensation that a participant contributes to the Plan.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and Plan earnings, and is charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and Company matching contributions into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 registered investment companies, a stable value fund, and a participant-directed brokerage account feature. Participants may direct their investments through a trustee-sponsored brokerage account, which offers a variety of mutual funds and the option to invest in individual stocks.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant vests 20% per year of credited service and is 100% vested after five years of credited service.

Notes Receivable from Participants — Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator. Principal and interest are paid on a ratable basis through payroll deductions. The loans have maturity dates ranging from 2016 to 2026, with interest rates ranging from 4.25% to 9.00%.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — During the years ended December 31, 2015 and 2014, forfeited non-vested accounts totaled $66,710 and $35,655, respectively. These accounts may be used to reduce future employer contributions or to pay administrative expenses. During the year ended December 31, 2015, forfeited non-vested amounts totaling $36,057 were used to reduce the Company's employer contributions.

Administrative Expenses — Administrative expenses of the Plan are paid by the Company as provided in the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments, including mutual funds, common stock, a common collective trust, self-directed brokerage accounts, and interest-bearing cash funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of former participants who elected to withdraw from the Plan but had not been paid at December 31, 2015 and 2014.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of IRC limits. There were no excess contributions payable at December 31, 2015 and 2014.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from plan participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Standards — On May 1, 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent (“ASU 2015-07”) which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for public companies for fiscal years beginning after December 15, 2015, with early adoption permitted. We elected to early adopt ASU 2015-07 as of December 31, 2015, as permitted, and have applied ASU 2015-07 retrospectively, as required. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. We elected to early adopt ASU 2015-12 as of December 31, 2015, as permitted, and have applied the provisions of ASU 2015-12 retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. Certain historical disclosures that are no longer required were removed.
Subsequent Events — Subsequent events were evaluated by Plan management through June 28, 2015, the day the financial statements were issued, and no additional disclosures were deemed necessary.

3. FAIR VALUE MEASUREMENTS

The fair values of investments are classified based on the lowest level of any input that is significant to the fair value measurement. The Plan used the following methods to determine fair value for purposes of the accompanying financial statements:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access on the report date.

Level 2 — Inputs (such as financial matrices, models, valuation techniques), other than quoted market prices included in Level 1, that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs (such as professional appraisals, quoted prices from inactive markets that require adjustment based on significant assumptions or data that is not current, data from independent sources) that are unobservable for the asset or liability.

Asset Valuation Techniques - The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The Plan's policy is to recognize significant transfers between levels at the actual date of the event.
Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Interest Bearing Cash — Held primarily in short-term money market commingled funds, which are valued at cost plus accrued interest.

Common Collective Trust — Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services-Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit-responsive investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value

Self-directed Brokerage Accounts — Underlying investments are valued at closing price reported on the active market for which the individual securities are traded.

Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2015:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,803,210	$—	$—	$2,803,210
Mutual Funds	50,523,286	—	—	50,523,286
Self-directed brokerage accounts	3,470,100	—	—	3,470,100
Merit Medical Systems, Inc. common stock *	17,871,641	—	—	17,871,641
Total assets in the fair value heirarchy	$74,668,237	$—	$—	$74,668,237
Common collective trust, measured at net asset value				2,650,826
Investments — at fair value	$74,668,237	$—	$—	$77,319,063

* Represents a party-in-interest to the Plan.

The following table provides the amount and corresponding level of hierarchy for the Plan’s investments that were measured at fair value on a recurring basis as of December 31, 2014:

Description	Level 1	Level 2	Level 3	Total

Interest bearing cash	$2,771,052	$—	$—	$2,771,052
Mutual Funds	49,584,230	—	—	49,584,230
Self-directed brokerage accounts	4,156,746	—	—	4,156,746
Merit Medical Systems, Inc. common stock *	16,933,260	—	—	16,933,260
Total assets in the fair value heirarchy	73,445,288	—	—	73,445,288
Common collective trust, measured at net asset value				2,711,069
Investments — at fair value	$73,445,288	$—	$—	$76,156,357

* Represents a party-in-interest to the Plan.

For the years ended December 31, 2015 and 2014, there were no transfers in or out of Levels 1, 2 or 3.

4. COMMON COLLECTIVE TRUST

The Morley Stable Value Fund (the “Fund”) is a collective trust fund offered by the Union Bond & Trust Company. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s net asset value. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
The Fund invests primarily in a variety of high quality stable value investment contracts (the performance of which may be predicted on underlying fixed income securities), as well as cash and cash equivalents. Redemption is generally permitted daily. Individual participant redemptions for benefit payments and redemptions by participants to reinvest in options that do not compete with the common collective trust are generally permitted without restriction. Were the Plan to initiate a full redemption of the common collective trust, a twelve-month advance written notice is required.

5.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain plan investments are shares of various mutual funds or money market accounts that are owned and managed by Fidelity Investments, who has been designated as investment custodian to the Plan. Certain Plan investments are shares of the Company's common stock. The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2015 and 2014, the Plan held 961,358 and 977,107 shares, respectively, of the Company’s common stock, with a fair value of $17,871,641 and $16,933,260, respectively.

At December 31, 2015 and 2014, there were also 35,518 and 38,288 shares of the Company’s common stock with a fair value of $660,283 and $663,534, respectively, held by the Plan within self-directed brokerage accounts.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. The Company also has the right to discontinue its contributions at any time. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 19, 2011, that the Plan was designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS and the Department of Labor ("DOL"). The Plan is subject to routine audits by taxing jurisdictions for tax years for which the applicable statutes of limitations have not expired; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

SUPPLEMENTAL SCHEDULE

MERIT MEDICAL SYSTEMS, INC. 401(k) PROFIT SHARING PLAN
EMPLOYER ID NO: 87-0447695
PLAN NO: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015

		Description of Investment, Including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
	Adriondack Small Cap	Registered Investment Company	**	791,742
	American Century Equity Growth	Registered Investment Company	**	7
	American Century Inflation Protection	Registered Investment Company	**	1,069,075
	Artisan International; Investor Shares	Registered Investment Company	**	1,076,995
	Artisan Mid Cap Fund	Registered Investment Company	**	2,625,274
	Cohen & Steers Realty Shares	Registered Investment Company	**	2,343,756
	Deutsche Global Infrastructure	Registered Investment Company	**	1,111,897
	Dreyfus Midcap Index Fund	Registered Investment Company	**	891,470
*	Fidelity Cash Reserves	Registered Investment Company	**	675,497
*	Fidelity FMMT Retirement Money Market	Registered Investment Company	**	193
*	Fidelity Money Market	Registered Investment Company	**	2,127,520
	Goldman Sachs Strategic Income	Registered Investment Company	**	1,096,508
	Grandeur Peak International Opportunities	Registered Investment Company	**	1,344,766
	Harbor International	Registered Investment Company	**	3,612,907
	John Hancock Disciplined Value	Registered Investment Company	**	919,466
	JP Morgan Strategic Income Opportunity	Registered Investment Company	**	3,299,663
	JP Morgan Mid Cap Value Fund Class	Registered Investment Company	**	2,273,356
	Mainstay ICAP Select Equity; Class 1 Shares	Registered Investment Company	**	1,195,351
	Matthews Asia Dividend Companies	Registered Investment Company	**	1,014,697
	Matthews Asia Small Companies	Registered Investment Company	**	678,720
*	Merit Medical Systems, Inc. Common Stock	Common Stock (961,358 shares)	**	17,871,641
	Metropolitan West Total Return Bond	Registered Investment Company	**	4,310,598
	Morley Stable Value Fund	Common Collective Fund (103,390 units)	**	2,650,826
	Oakmark Fund; Class 1 Shares	Registered Investment Company	**	3,963,848
	Oakmark International Fund; Class 1 Shares	Registered Investment Company	**	706,884
	Oppenheimer Gold & Special Minerals Fund, Class A	Registered Investment Company	**	205,434
	Pimco Total Return Fund; Administrative Class Shares	Registered Investment Company	**	327
	RS Technology Fund, Class A Shares	Registered Investment Company	**	477,324
	Salient MLP & Energy Infrastructure II	Registered Investment Company	**	279,707
	Self Directed Brokerage Account	Self Directed Brokerage Account	**	3,470,100
*	Fidelity Spartan 500 Index	Registered Investment Company	**	3,663,887
	T Rowe Price Emerging Markets Stock Fund	Registered Investment Company	**	442,835
	Vangaurd Developed Markets Index	Registered Investment Company	**	93,099
	Vangaurd Emerging Markets Stock Index	Registered Investment Company	**	229,143
	Vanguard Small Cap Index - Signal	Registered Investment Company	**	219,550
	Wasatch Emerging Markets Small Cap	Registered Investment Company	**	368,865
	Wasatch Small Cap Growth Fund	Registered Investment Company	**	2,522,313
	Wasatch Small Cap Value Fund	Registered Investment Company	**	1,821,547
	Wells Fargo Advantage Small Cap Value Investor	Registered Investment Company	**	8,458
	Wells Fargo Premier Large Company Growth	Registered Investment Company	**	2,990,827
	Wells Fargo Premier Large Company Growth R6	Registered Investment Company	**	1,314,597
	William Blair International Growth Fund, Class N Shares	Registered Investment Company	**	1,558,393
	Total assets held for investment purposes			77,319,063
*	Notes receivable from participants	Maturing 2016 to 2026 at interest rates of 4.25% to 9.00%	**	2,983,986
	Total			$80,303,049

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Merit Medical Systems, Inc. 401(k) Plan Administration and Investment Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Merit Medical Systems, Inc.
401(k) Profit Sharing Plan

Date: June 28, 2016	/s/ Bernard. J. Birkett

Bernard J. Birkett
Member, 401 (k) Plan Administration and
Investment Committee

EXHIBIT INDEX

Exhibit
Number                    Description

23.1        Consent of Independent Registered Public Accounting Firm